Filed pursuant to Rule 424(b)(3)
Registration No. 333-148049

ASPECT GLOBAL DIVERSIFIED FUND LP
SUPPLEMENT DATED APRIL 16, 2010
TO
THE PROSPECTUS AND DISCLOSURE DOCUMENT
DATED MAY 1, 2009

This Supplement contains performance information for March 2010 for the Aspect Global Diversified Fund LP. It supplements the Fund’s Prospectus and Disclosure Document dated May 1, 2009, as previously supplemented. Prospective investors should review the contents of both this Supplement and the Prospectus carefully before deciding whether to invest in the Fund.
__________________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement.  Any representation to the contrary is a criminal offense.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT SUPPLEMENT.

Aspect Global Diversified Fund LP A Units
Performance Update | March 2010
Series A Performance Since Dec 2008

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YEAR
2008												4.31%	4.31%
2009	0.37%	0.57%	-4.55%	-4.18%	-2.77%	-10.02%	-1.91%	4.37%	3.01%	-5.76%	9.26%	-6.37%	-17.87%
2010	-3.61%	2.44%	4.06%										2.75%*
*Year to Date

Monthly Commentary

The Fund’s A Units finished the month with a net return of 4.06%. Data pointing to economic recovery drove the prices of risky assets higher, despite some continued concerns about European sovereign debt mid-month. Consequently, global stock markets rallied, producing good profits for the Fund, and bond markets sold off. Japanese Government Bonds were the Fund’s worst performer. In currencies, emerging market and commodity currencies strengthened against the US dollar to the benefit of the Fund’s positioning, while European interest rate markets were buoyed by concerns over Greece and poor economic data out of the UK. Commodities markets generally followed the direction of stock markets and finished the month higher. In energies, this resulted in positive performance on long positions in the oil complex, but the Fund also profited on the short side from the decline in the natural gas price following milder weather in the US and a build-up in inventories. In agriculturals, positive performance on short positions in corn and wheat was offset by losses in sugar and coffee. The sugar losses were incurred early in the month when prices fell to 11-week lows as the supply outlook improved. Good profits were seen in industrial metals, especially nickel which reached 22-month highs.

The Fund commenced trading on September 1, 2008, and Series A Units commenced trading on December 1, 2008. Series A Units redeemed prior to the first anniversary of the subscription date will be subject to a Redemption Fee equal to the product of (i) 2.00% of the subscription price for such Series A Units on the subscription date, divided by twelve, and (ii) the number of months remaining before the first anniversary of the subscription date. Limited Partners will not be required to pay any Redemption Fees on Series A Units if such Limited Partners are subject to a mandatory redemption of their Units within the first year of pur chase.

The Fund employs leverage, is speculative, has significant expenses and is not suitable for all investors. No representation is made that the Fund will achieve its objectives or that any investor will achieve results comparable to those shown, or will be able to avoid incurring substantial losses. Before making any investment, please thoroughly review the Fund's prospectus. Past performance is not necessarily indicative of future results. This must be read in conjunction with the full prospectus in order to understand all of the implications and risks of the offering of securities to which it relates. A copy of the complete prospectus must be made available to you in connection with this offering.

Aspect Global Diversified Fund LP A Units	Performance Update March 2010

Pro-Forma Performance of the Trading Program as Adjusted to Reflect the Fee Structure for Series A Units

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YEAR
1999	-6.27%	3.00%	-6.22%	8.26%	-3.45%	-0.93%	-4.21%	-1.23%	-2.54%	-4.46%	8.68%	6.56%	-4.34%
2000	2.03%	-0.77%	-1.12%	-3.66%	4.01%	-4.27%	-2.66%	3.66%	-0.64%	4.41%	11.69%	14.26%	28.28%
2001	0.78%	0.17%	12.28%	-8.60%	-2.92%	0.09%	3.81%	2.86%	12.61%	6.02%	-5.72%	-3.72%	16.49%
2002	-6.53%	-12.00%	5.39%	-3.63%	2.65%	13.14%	9.53%	1.47%	8.30%	-8.14%	-6.16%	16.64%	17.41%
2003	4.18%	9.72%	-7.04%	-2.13%	10.51%	-3.23%	1.81%	-0.81%	1.68%	2.67%	-1.14%	4.45%	21.09%
2004	2.00%	7.84%	-5.31%	-9.38%	-1.99%	-9.87%	-0.63%	0.61%	0.44%	3.62%	5.81%	-3.97%	-11.85%
2005	-9.36%	4.48%	1.30%	-3.94%	5.09%	4.91%	-1.48%	4.64%	0.25%	-2.15%	6.49%	-0.78%	8.54%
2006	2.48%	-2.03%	6.25%	7.15%	-6.45%	0.09%	-5.95%	-1.19%	-0.05%	5.27%	-0.22%	6.37%	11.07%
2007	3.68%	-7.47%	-2.81%	5.08%	7.77%	4.68%	-7.29%	-8.33%	6.03%	8.25%	-5.55%	3.52%	5.42%
2008	6.51%	9.50%**	-3.67%	-6.70%	4.55%	8.45%	-11.38%	-5.55%	3.73%	9.15%	5.92%		19.29%

PRO FORMA RETURNS: Historical returns presented in the performance table above show the trading results of a representative account, which account is an investment fund, traded pursuant to the Aspect Diversified Program. The results have been adjusted to reflect the Fund’s Series A Unit fee structure and reflect the increased leverage used by the Fund of approximately 1.2 times the normal leverage of the trading program. Series A unit fees include a 2.40% Trading Advisor Management Fee, 20% Trading Advisor Incentive Fee, 0.75% Offering Expenses, 1.10% General Partner Fee, 2.00% Selling Agent Fees, 0.95% Administrative Expenses, 0.15% Broker Dealer Servicing Fee and 0.30% Brokerage Commissions and Trading Expenses, per the Fund’s prospectus. Interest income is calculated to reflect the Fund’s cash management policies, using historical rates. For further information about these Units and their fee structure, please refer to the Fund’s current prospectus. The General Partner believes that the method used in the table above provides a fair representation of the pro forma effect of fees, expenses and leverage on the performance results of the trading program.

**In February 2008, Aspect Capital Limited made a 10% allocation to a proprietary systematic trading strategy (the “Stock Sector Strategy”) within the representative account. The Stock Sector Strategy is not currently applied to other accounts trading the Aspect Diversified Program, including the Fund. Therefore, the pro forma performance figures for February 2008 onwards represent the adjusted performance of the representative ac- count to exclude the effect of the Stock Sector Strategy allocation (i.e., the figures above are pro forma performance figures based on the version of the Aspect Diversified Program that is traded by the Fund).

Steben & Company, Inc.   General Partner, Aspect Global Diversified Fund LP   240 631 9808   info@steben.com

Aspect Global Diversified Fund LP B Units
Performance Update | March 2010
Series B Performance Since Nov 2008

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YEAR
2008											6.04%	4.42%	10.72%
2009	0.47%	0.67%	-4.40%	-4.05%	-2.65%	-9.90%	-1.78%	4.50%	3.15%	-5.63%	9.41%	-6.25%	-16.61%
2010	-3.49%	2.57%	4.19%										3.15%*
*Year to Date

Monthly Commentary

The Fund’s B Units finished the month with a net return of 4.19%. Data pointing to economic recovery drove the prices of risky assets higher, despite some continued concerns about European sovereign debt  mid-month.  Consequently,  global  stock markets rallied, producing good profits for the Fund, and  bond  markets  sold  off.  Japanese  Government Bonds were the Fund’s worst performer. In currencies, emerging market and commodity currencies strengthened against the US dollar to the benefit of the Fund’s positioning, while European interest rate markets were buoyed by concerns over Greece and poor economic data out of the UK. Commodities markets generally followed the direction of stock markets and finished the month higher. In energies, this resulted in positive performance on long positions in the oil complex, but the Fund also profited on the short side from the decline in the natural gas price following milder weather in the US and a build-up in inventories. In agriculturals, positive performance on short positions in corn and wheat was offset by losses in sugar and  coffee. The sugar losses were incurred early in the month when prices fell to 11-week lows as the supply outlook improved. Good profits were seen in industrial metals, especially nickel which reached 22-month highs.

The Fund commenced trading on September 1, 2008, and Series B Units commenced actual trading on November 1, 2008. The Fund employs leverage, is speculative, has significant expenses and is not suitable for all investors. No representation is made that the Fund will achieve its objectives or that any investor will achieve results comparable to those shown, or will be able to avoid incurring substantial losses. Before making any investment, please thoroughly review the Fund's prospectus. Past performance is not necessarily indicative of future results. This must be read in conjunction with the full prospectus in order to understand all of the implications and risks of the offering of securities to which it relates. A copy of the complete prospectus must be made available to you in connection with this offering.

Aspect Global Diversified Fund LP B Units	Performance Update March 2010

Pro-Forma Performance of the Trading Program as Adjusted to Reflect the Fee Structure for Series B Units

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YEAR
1998												0.40%	0.40%
1999	-6.15%	3.13%	-6.10%	8.40%	-3.32%	-0.80%	-4.08%	-1.10%	-2.41%	-4.34%	8.82%	6.69%	-2.84%
2000	2.17%	-0.64%	-1.00%	-3.54%	4.15%	-4.15%	-2.53%	3.79%	-0.51%	4.55%	11.72%	13.91%	29.59%
2001	0.89%	0.27%	12.40%	-8.48%	-2.79%	0.22%	3.95%	2.99%	12.60%	6.13%	-5.57%	-3.60%	18.06%
2002	-6.40%	-11.89%	5.52%	-3.50%	2.78%	13.28%	9.39%	1.57%	8.42%	-8.02%	-6.04%	16.70%	18.80%
2003	4.29%	9.83%	-6.94%	-2.00%	10.60%	-3.13%	1.92%	-0.71%	1.79%	2.78%	-1.04%	4.56%	22.62%
2004	2.11%	7.95%	-5.21%	-9.26%	-1.86%	-9.75%	-0.50%	0.74%	0.57%	3.75%	5.95%	-3.85%	-10.53%
2005	-9.25%	4.62%	1.43%	-3.82%	5.22%	5.05%	-1.35%	4.77%	0.38%	-2.03%	6.63%	-0.65%	10.24%
2006	2.62%	-1.91%	6.39%	6.71%	-5.79%	0.22%	-5.83%	-1.06%	0.08%	5.40%	-0.09%	6.51%	12.85%
2007	3.59%	-7.14%	-2.68%	5.22%	7.53%	4.20%	-7.17%	-8.21%	6.17%	8.39%	-5.42%	3.65%	6.09%
2008	6.63%	9.45%**	-3.57%	-6.58%	4.68%	8.51%	-11.27%	-5.43%	3.83%**	9.27%			13.69%

PRO FORMA RETURNS: Historical returns presented in the performance table above show the trading results of a representative account, which account is an investment fund, traded pursuant to the Aspect Diversified Program. The results have been adjusted to reflect the Fund’s Series B Unit fee structure and reflect the increased leverage used by the Fund of approximately 1.2 times the normal leverage of the trading program. Series B unit fees include a 2.40% Trading Advisor Management Fee, 20% Trading Advisor Incentive Fee, 0.75% Offering Expenses, 1.10% General Partner Fee, 0.60% Broker Dealer Service Fee or Broker Dealer Custodial Fee, 0.95% Administrative Expenses, and 0.30% Brokerage Commissions and Trading Expenses, per the Fund’s prospectus. Interest income is calculated to reflect the Fund’s cash management policies, using historical. For further information about these Units and their fee structure, please refer to the Fund’s prospectus. The General Partner believes that the method used in the table above provides a fair representation of the pro forma effect of fees, expenses and leverage on the performance results of the trading program.

**In February 2008, Aspect Capital Limited made a 10% allocation to a proprietary systematic trading strategy (the “Stock Sector Strategy”) within the representative account. The Stock Sector Strategy is not currently applied to other accounts trading the Aspect Diversified Program, including the Fund. Therefore, the pro forma performance figures for February 2008 onwards represent the adjusted performance of the representative account to exclude the effect of the Stock Sector Strategy allocation (i.e., the above figures are pro forma performance figures based on the version of the Aspect Diversified Program that is traded by the Fund).

Steben & Company, Inc.   General Partner, Aspect Global Diversified Fund LP   240 631 9808   info@steben.com

Aspect Global Diversified Fund LP I Units
Performance Update | March 2010

Series I Performance Since Sept 2008

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YEAR
2008									3.88%	9.32%	6.08%	4.46%	25.83%
2009	0.51%	0.71%	-4.23%	-4.00%	-2.60%	-9.86%	-1.73%	4.55%	3.20%	-5.59%	9.46%	-6.20%	-16.01%
2010	-3.44%	2.63%	4.24%										3.30%*
*Year to Date

Monthly Commentary

The Funds I Units finished the month with a net return of  4.24%.  Data  pointing  to  economic recovery drove the prices of risky assets higher, despite some continued concerns about European sovereign debt mid-month. Consequently, global stock markets rallied, producing good profits for the Fund, and  bond  markets  sold  off.  Japanese  Government Bonds were the Funds worst performer. In currencies, emerging market and commodity currencies strengthened against the US dollar to the benefit of the Funds positioning, while European interest rate markets were buoyed by concerns over Greece and poor economic data out of the UK. Commodities markets generally followed the direction of stock markets and finished the month higher. In energies, this resulted in positive performance on long positions in the oil complex, but the Fund also profited on the short side from the decline in the natural gas price following milder weather in the US and a build-up in inventories. In agriculturals, positive performance on short positions in corn and wheat was offset by losses in sugar and  coffee. The sugar losses were incurred early in the month when prices fell to 11-week lows as the supply outlook improved. Good profits were seen in industrial metals, especially nickel which reached 22-month highs.

The Fund commenced trading on September 1, 2008. The Fund employs leverage, is speculative, has significant expenses and  is not suitable for all investors. No representation is made that the Fund will achieve its objectives or that any investor will achieve results comparable to those shown, or will be able to avoid incurring substantial losses. Before making any investment, please thoroughly review the Fund’s prospectus. Past  performance is not necessarily indicative of future results. This must  be read in conjunction with the full prospectus in order to understand all of the implications and risks  of the offering  of securities to which  it relates. A copy  of the complete prospectus must  be made available to you in connection with this offering.

Aspect Global Diversified Fund LP I Units	Performance Update March 2010

Pro-Forma Performance of the Trading Program as Adjusted to Reflect the Fee Structure for Series I Units

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YEAR
1998												0.42%	0.42%
1999	-6.10%	3.18%	-6.05%	8.46%	-3.27%	-0.75%	-4.03%	-1.05%	-2.36%	-4.29%	8.88%	6.75%	-2.26%
2000	2.22%	-0.59%	-0.95%	-3.49%	4.20%	-4.10%	-2.48%	3.84%	-0.46%	4.60%	11.53%	13.95%	30.07%
2001	0.93%	0.31%	12.44%	-8.43%	-2.74%	0.27%	4.00%	3.04%	12.59%	6.18%	-5.52%	-3.55%	18.67%
2002	-6.36%	-11.84%	5.58%	-3.45%	2.83%	13.34%	9.34%	1.61%	8.46%	-7.97%	-5.99%	16.72%	19.35%
2003	4.33%	9.88%	-6.91%	-1.95%	10.64%	-3.09%	1.96%	-0.67%	1.83%	2.82%	-1.00%	4.61%	23.21%
2004	2.15%	8.00%	-5.17%	-9.21%	-1.82%	-9.70%	-0.45%	0.79%	0.62%	3.80%	6.00%	-3.80%	-10.02%
2005	-9.20%	4.67%	1.48%	-3.77%	5.28%	5.10%	-1.30%	4.82%	0.43%	-1.98%	6.68%	-0.60%	10.91%
2006	2.67%	-1.86%	6.44%	6.51%	-5.50%	0.27%	-5.78%	-1.02%	0.13%	5.46%	-0.04%	6.57%	13.55%
2007	3.31%	-6.77%	-2.64%	5.27%	7.20%	4.25%	-7.12%	-8.17%	6.22%	8.45%	-5.38%	3.70%	6.36%
2008	6.61%	9.49%**	-3.54%	-6.54%	4.73%	8.54%	-11.22%	-5.38%					0.49%

PRO FORMA RETURNS: Historical returns presented in the performance table above show the trading results of a representative account, which account  is an investment fund, traded pursuant to the Aspect Diversified Program. The results have been adjusted to reflect the Fund’s Series I Unit fee structure and reflect the increased leverage used by the Fund of approximately 1.2 times the normal leverage of the trading program. Series I unit fees include a 2.40% Trading Advisor Management Fee, 20% Trading Advisor Incentive Fee, 0.75% Offering Expenses, 1.10% General Partner Fee, 0.95% Administra- tive Expenses, and 0.30% Brokerage Commissions and Trading Expenses, per the Fund’s prospectus. Interest income is calculated to reflect the Fund’s cash management policies, using historical rates. For further information about these Units and their fee structure, please refer to the Fund’s prospectus. The General Partner believes that the method used in the table above provides a fair representation of the pro forma effect of fees, expenses and leverage on the performance results of the trading program.

**In February 2008, Aspect Capital Limited made a 10%  allocation to a proprietary systematic trading strategy (the “Stock Sector  Strategy”) within the representative account.  The Stock Sector  Strategy is not currently applied to other accounts trading the Aspect Diversified Program, including the Fund. Therefore, the pro forma  performance figures for February 2008 onwards represent the adjusted performance of the representative account  to exclude the effect of the Stock Sector  Strategy allocation (i.e., pro forma performance figures are based on the version of the Aspect Diversified Program that is traded by the Fund).

Steben & Company, Inc.   General Partner, Aspect Global Diversified Fund LP   240 631 9808   info@steben.com